

Advantage's Recent Results Strengthen Operational & Financial Flexibility for Planned Growth to 350 mmcfe/d (58,330 boe/d)

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, July 6, 2016 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that its accomplishments during the second quarter of 2016 have further strengthened the foundation for the Corporation's next chapter of growth to 350 mmcfe/d (58,330 boe/d). During the second quarter, production growth exceeded expectations and reduced operating costs contributed to record low total corporate cash costs. Production performance from key wells, which contained the latest modified frac designs, demonstrated top quartile rates and Advantage's Glacier gas plant was operated near design throughput allowing us to confirm equipment capability. Advantage's sales gas pipeline loop was commissioned, increasing total take-away capacity to TCPL to 400 mmcf/d and back-up wells for water disposal and acid gas injection to support the next Glacier plant expansion were completed. Additionally, we have secured a base level of increasing natural gas firm service transportation commitments which total 293 mmcf/d by early 2019.

The Corporation is well positioned to increase production significantly without incurring incremental capital costs and per unit operating costs during the second half of 2016 should natural gas prices continue to strengthen. Advantage is able to immediately access its current surplus production capability of approximately 70 mmcf/d from 10 standing completed wells and approximately 50 mmcf/d of additional processing capacity available at the Corporation's 100% owned Glacier gas plant. An additional 8 of our 14 standing uncompleted wells will be completed and tied-in during the second half of this year as planned in our 2016 capital budget. These wells will support and grow production through to spring 2017. The Corporation's operational flexibility combined with its strong balance sheet, Montney leading low cost structure and strong commodity hedging program provides the foundation for Advantage's previously announced expansion of its 100% owned Glacier gas plant to 350 mmcf/d (58,330 boe/d).

Highlights during the second quarter of 2016, which demonstrate the Corporation's achievements, are included below*: (Please note that references to second quarter 2016 operational and financial results are estimates only and have not been reviewed or audited by our independent auditors. Advantage is expected to release its second quarter results on August 4, 2016 which will include additional data).*

Advantage's production during the second quarter of 2016 increased to 210 mmcfe/d (35,000 boe/d), 26% higher than the first quarter of 2016 and 68% higher than the same period of 2015 resulting in production per share growth of 56%.

Total natural gas liquids production increased 151% to average 1,050 bbls/day compared to the first quarter of 2016. The liquids are comprised of 80% condensate ("C5+") since Advantage

continues to limit propane sales by re-injecting this product back into the sales gas stream and realizes a higher netback than extracting and selling propane due to its current low commodity price.

Operating costs during the second quarter of 2016 decreased 14% to $0.30/mcfe. Operating cost reduction initiatives included an additional water disposal well which reduced water handling costs during the second quarter. Natural gas liquids transportation costs were $0.03/mcfe during the quarter.

Total corporate cash costs reached a record low of $0.60/mcfe including royalties, operating costs, liquids transportation costs, cash G&A and financing costs.

The previously announced Glacier Gas Plant Expansion to 350 mmcf/d (58,330 boe/d) is on track with engineering design work nearing completion and regulatory application work underway.   The expansion is expected to be completed by the second quarter of 2018.

Modified Completion and Frac Designs Improve Well Performance and Costs. Advantage's Glacier standing well inventory contains numerous wells which were designed to evaluate reduced frac spacing, frac ports and longer length laterals primarily in the Lower and Middle Montney where a relatively low amount of this resource has been booked as reserves in these layers. Additional completion and frac design changes in the Upper Montney will be further evaluated in the next drilling program.

In the Lower Montney, three recent wells brought on-production are demonstrating performance which is trending near management's estimated top quartile Lower Montney average well type curve with an initial 30 day average production rate ("IP30") of 9 mmcf/d compared to our Budget Lower Montney average well type curve with an IP30 of 7.2 mmcf/d. Of particular interest is our first Lower Montney well which was completed with a cemented port, ball-drop system with 37 frac ports, 20 frac stages, slickwater and 1,480 tonnes of proppant that is significantly outperforming Management expectations. The well began production on April 27, 2016 at 18 mmcf/d (3,000 boe/d) and has been restricted below 10 mmcf/d for frac sand flow back control. This well is currently producing at a restricted rate of 7 mmcf/d at 11 mpa and is estimated to be still capable of producing in excess of 12 mmcf/d. The frac port system contributed to reducing drill, complete and tie-in well costs from $5.4 to $5.0 million resulting in a well capital efficiency of $2,200/boe/d. In the second half of 2016, 5 new Lower Montney wells are expected to be brought on-production. Three of these wells contain lateral lengths averaging 2,500 meters with the longest lateral at 2,900 meters and up to 28 frac stages compared to our historical wells which contained an average lateral length of 1,800 meters and 18 frac stages.

In the liquids rich Middle Montney formation, four new wells are trending near management's estimated top quartile Middle Montney average well type curve with an IP30 of 6 mmcf/d compared to our Budget Middle Montney average well type curve of 4.5 mmcf/d. These wells contain an average of 20 frac stages compared to our 2013 wells which contained an average 15 frac stages.   Two of these wells were drilled into the lowest layer of the Middle Montney which was previously un-drilled at Glacier. Both wells are tracking at least 25% above our average Middle Montney well type curve after producing for 180 and 90 days, respectively.   There are no future undeveloped locations booked for this Middle Montney layer in Advantage's year end 2015 reserve report.

Well costs continue to improve. Advantage will commence drilling 13 new wells in July 2016 and total well costs (drill, complete, equip and tie-in) are expected to continue to improve. We estimate Lower Montney wells will average $5.1 million per well based on an average of 25 fracs stages per well, approximately $0.7 million lower than previously drilled wells in the Lower Montney. Middle Montney well costs are also estimated to be reduced by $0.7 million per well to approximately $5.4 million based on 25 frac stages.

Advantage has secured increasing levels of TransCanada Pipeline Limited ("TCPL") firm natural gas transportation service from 2016 to 2019 ranging between 95% to 105% of estimated future annual production. Currently, the Corporation has contracted a total of 293 mmcf/d of firm natural gas sales transportation service by early 2019. Advantage continues to evaluate the availability and timing of firm and interruptible natural gas transportation capacity and alternative options to determine the amount and timing of future firm service commitment volumes that it views as appropriate to preserve flexibility for future growth. Options for transportation and sales of associated liquids production through to 2019 are also being evaluated.

Advantage's interest costs will decrease by $0.4 million per year resulting from the Corporation's request to reduce its credit facility from $450 million to $400 million. Advantage's strong balance sheet and estimated capital requirements for future growth provides ample flexibility to reduce its current credit facility. Advantage's debt is estimated to be $194 million at the end of the second quarter resulting in a 50% draw against its revised credit facility and over $200 million of additional liquidity.

Should natural gas prices average AECO Cdn $2.50/mcf during the second half of 2016, Advantage estimates $25 million of surplus cash flow would be realized with a Year-end total Debt to trailing Cash flow of 1x. Improving natural gas prices and Advantage's attractive hedging program which includes 52% of 2016 annual production at an average AECO price of Cdn $3.62/mcf combined with its low cost structure is anticipated to generate cash flow in excess of its planned 2016 capital program of approximately $120 million. Advantage's hedging position has been increased to 36% of forecast 2017 annual production at an average AECO price of Cdn $3.24/mcf and 13% of forecast 2018 production at an average AECO price of Cdn $3.04/mcf. These hedge positions combined with our strong balance sheet provide additional financial flexibility to support the next significant expansion of Advantage's Glacier gas plant processing capacity to 350 mmcf/d planned to commence construction during the second half of 2017.

The Corporation's hedging program, industry leading low costs, improved capital efficiencies and strengthened balance sheet have already positioned Advantage with significant downside protection with flexibility to capitalize on improved natural gas prices which we anticipate will occur as North American natural gas supply and demand become better balanced in the future.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com

E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's beliefe that it is well positioned with significant operational flexibility to increase production without incurring incremental capital costs and per unit operating costs during the second half of 2016 should natural gas prices continue to strengthen; Advantage's anticipated annual production for 2016, production growth for 2017, year end debt to trailing cash flow ratio for 2016, expected surplus cash flow, estimated debt as at June 30, 2016, cash costs and operating costs through 2016 (including royalties, liquids transportation costs, cash G&A and financing costs) and cash flow and capital expenditures for 2016, including the targeted amounts and timing of achievement thereof; expected increases in production in 2016 and 2017 resulting from Advantage's Glacier development plan; the Corporation's planned expansion of the Glacier gas plant processing capacity, the expected capacity, the status of the regulatory application and design work in relation thereto, the timing of commencement thereof and the anticipated timing of completion thereof; Advantage's drilling plans and anticipated results, including, the expected timing of completion of the Corporation's standing uncompleted wells, the effect of completion of additional wells on production growth through to spring 2017, anticipated well production rates, expected timing that certain new Lower Montney wells will be brought on-production, timing of commencement of drilling new wells in the Lower and Middle Montney and total well cost estimates related thereto, and expected reductions to Middle Montney well costs; the anticipated impact of continued operational efficiencies and lower service costs on reducing well costs; the Corporation's belief that its strong balance sheet, Montney leading low cost structure and strong commodity hedging program provides financial flexibility for Advantage's previously announced expansion of the Glacier gas plant; Advantage's plans to evaluate the availability and timing of firm and interruptible natural gas transportation capacity and alternative options, as well as options for transportation and sales of associated liquids production through to 2019; the Corporation's expectation that it's credit facility borrowing base will be reduced by the lenders resulting in a decrease in Advantage's interest costs, and the anticipated amount of such decrease; Advantage's expectation that improving natural gas prices and Advantage's hedging program and low cost structure will generate cash flow in excess of the Corporation's planned 2016 capital program, including the estimated amount thereof; the Corporation's belief that its hedging program, low costs, improved capital efficiencies and strengthened balance sheet have positioned Advantage with significant downside protection and flexibility to capitalize on improved natural gas prices; Advantage's belief that North American natural gas supply and demand will become better balanced in the future; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing

competition; the price of crude oil and natural gas; anticipated number of frac stages per well; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the borrowing base under the Corporation's credit facility will be reduced to the amount anticipated; available pipeline capacity; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; that the Corporation will be able to drill, complete and tie-in wells in the manner and on the timing described herein; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities and available pipeline capacity.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Certain type curves referred to in this press release represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. 7.2 Bcfe Upper and Lower Montney Budget type curves and 4.5 Bcfe Middle Montney Budget type curves are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, initial test production rates, and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"), including total debt to trailing cash flow ratio. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit, divided by funds from operations for the prior twelve month period. Management believes that such financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures.

This press release and, in particular the information in respect of the Corporation's prospective annual cash flow, operating costs, corporate cash costs and debt to trailing cash flow, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and

management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day